

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

March 30, 2010

<u>Via U.S. mail</u>

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, NJ 07068

> **RE:** **Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-00134**

Dear Mr. Tynan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director